Exhibit 99.1

Magic Empire Global Limited announces that the bid price deficiency concern raised by Nasdaq has been successfully resolved

Hong Kong, March 4, 2025 (GLOBE NEWSWIRE) – Magic Empire Global Limited (NASDAQ: MEGL) (“MEGL”, or the “Company”) is pleased to announce that the bid price deficiency concern raised by Nasdaq has been successfully resolved.

The Company has received written notification (the “Nasdaq Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with the minimum bid price requirement set forth in the rules for continued listing on the Nasdaq Capital Market (the “Listing Rules”).

On February 26, 2025, the Company received a letter from Nasdaq notifying the Company that it has not regained compliance with Listing Rule 5550(a)(2). Accordingly, its securities will be delisted from the Capital Market. The Company may appeal Staff’s determination to the Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series.

On March 4, 2025, the Company received formal notification from Nasdaq, that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 10 consecutive business days from February 18, 2025 to March 3, 2 025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

MEGL remains committed to maintaining the highest standards of corporate governance and compliance. The company appreciates the support of its shareholders.

About Magic Empire Global Limited

Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; (iv) underwriting services; and (iv) corporate services. For more information, visit the Company’s website at http://www.meglmagic.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

Magic Empire Global Limited
Ms. Vivien Tai
Tel: +852 3577 8770
E-mail: meglir@giraffecap.com